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                                                                     Exhibit 1.1


                               SERVICES AGREEMENT

BETWEEN:

                        INTERUNION FINANCIAL CORPORATION


                   (hereinafter referred to as the "Company")

                                      -and-

                                 GERARD SERFATI

                   (hereinafter referred to as the "Serfati")


WHEREAS the Company is a corporation existing under the laws of the State of Delaware; and

WHEREAS the Company desires to generate and increase customer interest in the Company's products and services and explore merger/acquisition possibilities; and

WHEREAS, it is the intention of the parties to enter into a binding agreement based upon the terms set forth below.

1.0      FINANCIAL MARKETS ACCESS AND MERGER/ACQUISITION

1.1 Serfati will implement a program designed to generate interest in the Company's products and services and to explore acquisition opportunities. Serfati and any third parties retained in connection with this contract will limit disclosure to approved "Sales Material" and/or "Test the Water Material".

         a. Serfati lead generation and acquisition program. Serfati will e-mail in Europe and the CIS approximately 2 million potential customers and a number of acquisition targets "Sales Material" and/or "Test the Water Material". This lead program shall be exclusive as to the potential customers/acquisition targets who will have been contacted by Serfati as a result of this program.

         b. Serfati will approach on behalf of the Company a number of candidates for merger and/or acquisitions.

2.0      RETENTION OF SERFATI

2.1 The Company hereby retains Serfati on a non-exclusive basis for a term of two (2) years to perform the services outlined in Sections 1 and 2 herein. The term of this Agreement may be extended for additional 120 day periods upon mutual written agreement of the parties.

2.2 The Company shall pay Serfati an initial retainer of $0, payment of which shall be made upon execution of this Agreement.

2.3 In addition to the retainer fee set forth in Section 2.2 above, the Company shall, upon execution of this Agreement, issue to Serfati 3,000,000 shares of the Company's common stock and the shares will be fully tradable and delivered before the program is started.


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3.0      NO AGENCY

3.1 Serfati understands and acknowledges that this letter shall not create or imply any agency agreement between the parties, and Serfati shall not, nor shall Serfati have the right to, commit the Company, its officers, directors or shareholders in any manner except as shall have been specifically authorized in writing by the Company.

4.0      INDEMNIFICATION

4.1 In connection with the services which Serfati has agreed to render to the Company hereunder, the Company shall indemnify Serfati and any third parties retained in connection with this Agreement and hold them harmless against any losses, claims, damages or liabilities to which Serfati may become subject in connection with the rendering of such services except for losses, claims, damages or liabilities resulting from or arising out of gross negligence, misrepresentation or willful conduct of Serfati. Serfati will promptly notify the Company upon receipt of any notices of claim or threat to institute an action or proceeding for which it or any other person claims entitlement to indemnification pursuant to this provision and will promptly notify the Company after any such proceeding is commenced. In the event Serfati becomes involved in any action or proceeding for which it is indemnified hereunder and the Company neglects to defend in good faith any such action on behalf of Serfati, then Serfati shall be entitled to retain separate counsel of its choice and the Company shall reimburse Serfati for any legal or other expenses reasonably incurred by it in connection with investigating, preparing to defend or defending any lawsuits or other proceedings arising in any manner out of or in connection with the rendering of such services the Company agrees that the indemnification and reimbursement commitment set forth in this Agreement shall apply whether or not Serfati is a formal party to any such lawsuits or other proceedings.

4.2 Serfati agrees to indemnify and hold the Company, its officers, directors, agents and employees harmless from and against any losses, claims, damages, expenses (including reasonable counsel fees) or liabilities resulting from any actual or threatened actions, suits, proceedings or claim by third parties which arise out of violations of any federal or state securities laws due to Serfati's gross negligence, misrepresentation or willful misconduct.

4.3 The indemnity agreement contained in this Section 4 and the representations and warranties of the parties hereto contained in this Agreement shall remain operative and in full force and effect regardless of (i) any termination of this Agreement or (ii) any investigation made by Serfati or on behalf of Serfati or on behalf of the Company, its officers or directors or any other person controlling the Company.

5.0      MODIFICATION/SEVERABILITY

5.1 The Agreement is the entire agreement between the parties which may not be amended or modified except in writing, and shall be binding upon any inure to the benefit of the parties and their successors and assigns. If any provision of this Agreement, or part thereof, shall be held to be invalid or unenforceable, it shall not affect the validity or enforceability of the remaining part or any other provision.

6.0      HEADINGS

6.1 Headings are for convenience only and shall not affect the interpretation or meaning of the context thereunder.


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7.0      REPRESENTATIONS OF THE COMPANY

7.1 By execution of this Agreement, the Company represents and warrants to Serfati, and Serfati shall be entitled to rely fully upon such representation, that (i) it has full and complete corporate authority to enter into this Agreement, (ii) that the officer executing this Agreement on behalf of the Company is duly empowered to so execute and, as of the date of signing, holds in good standing the office indicated and (iii) that the Company intends to be legally bound by the terms set forth herein which shall be governed and interpreted under the laws of the State of Florida without reference to any conflicts of laws, principles or rules.


IN WITNESS WHEREOF the parties have executed this agreement at Palm Beach, Florida on this 5th day of July 2002.



GERARD SERFATI                      INTERUNION FINANCIAL CORPORATION



By:  /s/ Gerard Serfati             By:  /s/ Georges Benarroch
     --------------------                ------------------------
     Gerard Serfati                      Georges Benarroch, President and CEO


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